UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For September 2022

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

 Fuwei Films (Holdings) Co., Ltd.
(Incorporated in the Cayman Islands with limited liability)

NOTICE OF ADJOURNED EXTRAORDINARY GENERAL MEETING
to Be Held on September 24, 2022
(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that the Extraordinary General Meeting (“EGM”) of Fuwei Films (Holdings) Co., Ltd. (the “Company”) which was originally convened to be held and adjourned on September 19, 2022 (the “Original EGM”) will, as determined by the chairman of the Original EGM, be reconvened and held at No. 387 Dongming Road, Weifang, Shandong 261061, People’s Republic of China., on September 24, 2022 at 10:00 a.m., China Standard Time, and at any adjourned or postponed meeting thereof, for the purposes of considering the business as stated in the notice of EGM dated August 22, 2022.

By Order of the Board

Fuwei Films (Holdings) Co., Ltd.

Lei Yan

Chairman

September 19, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Lei Yan
Name: Lei Yan
Title: Chairman, Chief Executive Officer

Dated: September 19, 2022